 **GROOMIT**

# Dog Profile



DOG'S NAME

Willy

DOG'S AGE

3 years old ⌄

GENDER

Female | Male

DOG'S BREED

Others / Mixed ⌄

SIZE & WEIGHT

S (<20lbs) | M (21~40lbs) | L (41~80lbs) | XL (>81lbs)

TEMPERAMENT

Friendly | Anxious | Fatigue | Aggressive

IS YOUR DOG UP-TO-DATE WITH RABIES VACCINATION?

Yes | No | Upload Certificate

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